B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

Via Edgar

August 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	B&G Foods, Inc.

Registration Statement on Form S-3

Registration No.: 333-289226

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective as of 5:00 p.m., Eastern Time, on Monday, August 18, 2025, or as soon thereafter as practicable.

Thank you for your attention to the foregoing.

Very truly yours,

B&G Foods, Inc.

/s/ Scott E. Lerner
Scott E. Lerner
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer